UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                   SB Partners
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                           (Title of Class Securities)
                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

L. Roth, 1251 Ave of the Americas, 35TH Floor, New York, NY 10020 (212) 408-2900
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D/A

CUSIP No.               N/A                              Page  2   of   3  Pages


1. NAME OF REPORTING PERSON - SRE Clearing Services Corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
NUMBER OF                         1,405.75 Units of Limited Partnership Interest
SHARES                   -------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED BY                       N/A
EACH                     -------------------------------------------------------
REPORTING           9.   SOLE DISPOSITIVE POWER
PERSON                            1,405.75 Units of Limited Partnership Interest
WITH                     -------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                                   N/A
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,405.75 Units of Limited Partnership Interest
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  18.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 11 to Schedule 13D amends the Schedule 13D initially filed on July 14, 1997 (collectively, with amendments thereto, the "Schedule 13D").

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The funds used for the purchase of the Units of Limited Partnership Interest are from unencumbered working capital of the Corporation. No part of the funds represents borrowings from a bank. Approximately $1,638,000 has been expended.


Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

As of March 18, 2003, the Corporation owns 1,405.75 units of limited partnership interest, a total of eighteen and one tenth of one percent (18.1%) of the total units outstanding of 7,752.5 units. No units are held personally by any of the directors or officers of the Corporation. To the extent limited partners have any voting powers, those powers are at the sole discretion of the Corporation, as is the power to dispose or direct the disposition of the units beneficially owned.

During the last sixty days, the Corporation has purchased a total of fifty three and one half (53.5) units from former unitholders.

No other person has rights to receive or direct dividends or distributions relating to, or the proceeds from the sale of, the units owned by the Corporation.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 28, 2003                            /s/ Leland J. Roth
--------------                 -------------------------------------------------
Date                                           Signature

                                       Leland J. Roth, Treasurer
                               -------------------------------------------------
                                               Name/Title